Filed by Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Brookfield Office Properties Inc.

Commission File Number: 001-14916

Date: February 19, 2014

BROOKFIELD PROPERTY PARTNERS L.P. CORPORATE PROFILE 2014 JANUARY

Brookfield Property Partners

Overview of Brookfield Property Partners

Diversified, global owner and operator of high-quality real estate assets

NYSE: BPY TSX: BPY.UN	$25.23[1]	$0.25 per unit ~5% yield	44%[1]	No UBTI[2] No ECI[3]	General Partner & Manager
Market Symbol	IFRS Equity per Unit	Quarterly Distribution	Consolidated Debt/Capital Ratio	Favourable Tax Structure	Brookfield Asset Management

KEY METRICS
AT DECEMBER 31, 2013

Total assets:	$36 Billion[1]
Portfolio size:	330 MSF
Target payout ratio:	80% of FFO
Target distribution growth:	3-5% per annum

INVESTMENT CHARACTERISTICS

- ✓ **Stable Cashflow**
  - High quality assets with long-term lease profile
- ✓ **Sector Diversification**
  - Office, retail, multi-family and industrial
- ✓ **Global Scale**
  - Operating platforms in North America, Europe, Australia and Brazil
- ✓ **Significant Growth Potential**
  - Brookfield's primary entity to invest in commercial real estate globally

(1) As of December 31, 2013
(2) Unrelated business taxable income
(3) Effectively connected income

2

Update on BPO Privatization 3 On September 30, 2013, BPY announced its intention to make an offer to acquire “any or all” of the common shares of Brookfield Office Properties Inc. (“BPO”) that it does not currently own An Independent Committee of the board of directors of BPO was formed and appointed financial and legal advisors in connection with the offer Following completion of its review, the Independent Committee has announced that it intends to unanimously recommend the offer The offer was formally launched on February 12 and is expected to close in 1H 2014 Terms of the Offer BPO Shareholders can elect to receive either 1.0 limited partnership unit of BPY or $20.34 in cash Consideration under offer will be prorated such that a maximum of 67% of BPO shares can be tendered for BPY units and a maximum 33% of BPO shares can be tendered for cash BPY will execute a second stage merger to acquire 100% of the common shares of BPO if sufficient shares are tendered to the offer Benefits for BPO Shareholders 1 Offer represents 19% premium to the 30-day VWAP of BPO common shares on the NYSE ending the day prior to announcement 79% greater quarterly dividend on BPY units than BPO common shares 15% increase in pro-forma IFRS book value per share1, 2 on BPY units that are received Upside of BPO’s assets, while gaining exposure to a globally diversified commercial property vehicle on a tax deferred basis Benefits to BPY Unitholders Increased exposure to one of the world’s leading office platforms Increased size and scale with $4.5 billion of public float following the transaction2 Simplification of ownership structure2 All numbers are presented as of the transaction announcement date (1) Based on pro forma financial statements in BPY’s Form F-4 offering circular (2) Assumes BPY acquires 100% of BPO.

Our mission is to be the leading globally-diversified owner and operator of high-quality real estate assets We seek to earn leveraged, after-tax returns of 12% to 15% on our invested capital Returns will be generated from a combination of cashflow and capital appreciation From time to time, capital appreciation will be converted into cash when assets are sold or refinanced Our goal is to deliver an attractive total return to unit-holders comprised of current yield plus growth Targeting distribution growth of 3% to 5% per annum from our existing properties Upside from acquisitions and development projects that we originate 4 Brookfield Place Toronto BPY’s Mission

Our Value Proposition 2013 Distributions Same Store NOI Growth Re-development/ Development Reducing Discount to NAV 2018 5 BPY offers investors the opportunity to earn a ~20% per annum return over the next five years with upside from new investments that Brookfield originates Organic growth of ~20% per annum 7% Annual Return 3% Annual Return 4% Annual Return 5% Annual Return Current Rent Escalation / Increased Occupancy Dev / Redev Reducing Discount to NAV Projected

We acquire high-quality assets on an opportunistic and/or core-plus return basis, then Utilize our operating platforms to add value through pro-active management, then Recycle capital to harvest value Our Value Creation Model Opportunistic Return Investments Typical Returns 15% + Acquire Actively manage 12% - 15% Acquire Actively manage 8% - 10% Harvest capital Redeploy Core-Plus Return Investments Core Return Investments 6 Case Studies GGP Profile at acquisition: Opportunistic IRR: 38% Canadian O&Y Portfolio Profile at acquisition: Core-plus IRR: 17% Heritage Plaza Profile at sale: Core Implied Cap Rate at Sale: 5.8%

Generating Premium Returns Through Capital Allocation 7 Source: Green Street, PMA, IPD, Bloomberg, Brookfield Property valuations fluctuate considerably based on market sentiment and other factors We leverage Brookfield’s global real estate platform to allocate capital to investments in sectors and geographies that offer the highest risk-adjusted returns Since 1989, Brookfield has invested approximately $16 billion of equity in commercial property, generating an estimated IRR of approximately 16%

Strong Track Record of Recycling Capital 8 # of Asset Dispositions 29 33 23 52 59 Over the past five years, Brookfield has sold $4.5 billion of assets, generating approximately $100 million of gain over its IFRS carrying values

NORTH AMERICA $28.7B Assets2 SOUTH AMERICA $1.0B Assets2 EUROPE $2.9B Assets2 AUSTRALIA $3.2B Assets2 Global Portfolio of Premier Properties1 9 All information is based upon BPY’s portfolio as of December 31, 2013 Based on proportionate ownership. OFFICE 163 properties, 93 MSF and 19 MSF development pipeline $17.2 billion in assets2 RETAIL 163 high quality regional malls, 153MSF Average sales per sq. ft. of $525 $15.2 billion in assets1, 2 MULTIFAMILY, INDUSTRIAL AND OTHER 25,500 multifamily units 68 MSF of industrial space, 79 MSF future development 8 hotels with 7,500 rooms and other assets $3.4 billion in assets2 Office Retail Multi-family, Industrial & Other

Office Our office holdings primarily consist of our interest in BPO as well as directly-owned assets; we develop, own and manage premier assets in North America, Australia and Europe We also own an approximately 22% interest in Canary Wharf Group plc (“Canary Wharf”), which includes 18 properties and 9 MSF of development pipeline in London 8.4 MSF near-term development/redevelopment pipeline, representing $1.3 billion at BPY’s share of cost1 $ millions, unless otherwise noted Proportionate basis, unless otherwise noted As at and for the year ending December 31, 2013 NOI $806 FFO $339 Total Assets $17,197 Equity Attributable to Unitholders $7,201 Properties 163 Square Footage2 93M Occupancy2 88.0% KEY FINANCIAL AND OPERATING METRICS PROFILE Brookfield Place New York A global leader in the ownership and management of premier office properties Represents development projects considered active including projects in advanced planning; does not include entire pipeline. Excludes Canary Wharf Based on total assets under management. 10 OPERATING METRICS Properties MSF In-Place Net Rent Occupancy U.S. 100 60 $26.43 83.3% Canada 28 21 $25.65 96.0% Australia 30 11 $47.73 97.6% Europe 5 1 $76.32 94.9% Total2 163 93 $30.15 88.0%

Retail Our retail platform consists of our fully-diluted 32% interest General Growth Properties, Inc. (“GGP”) and 39% interest in Rouse Properties, Inc. (“Rouse”), which together own, manage, lease and redevelop 154 high-quality regional malls in the United States with average sales of $522 psf Platform also includes assets in Brazil and Australia $563 million development / redevelopment pipeline1 Fashion Show Las Vegas KEY FINANCIAL AND OPERATING METRICS PROFILE One of the highest-quality and fastest growing retail platforms in North America (1) Represents BPY’s share of near-term development. (2) Based on total assets under management. $ millions, unless otherwise noted Proportionate basis, unless otherwise noted As at and for the year ending December 31, 2013 NOI $628 FFO $307 Total Assets $15,185 Equity Attributable to Unitholders $7,704 Properties 163 Square Footage2 153M OPERATING METRICS Properties Occupancy In-Place Rent Tenant Sales PSF U.S. 154 95.9% $54.37 $522 Brazil 8 95.7% 46.14 715 Australia 1 100.0% 9.12 n/a Total Malls2 163 95.9% $53.39 $525 11

Diversity Across Geographies and Property Sectors By Sector By Geography By Type of Investment Total Invested Capital of $15.9 billion1 12 (1) Invested capital represents equity attributable to BPY limited partnership units, and REUs (defined as Redeemable/Exchangeable and special limited partnership units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests on the IFRS balance sheet. Does not include equity attributable to corporate segment. Office, 45% Retail, 48% Multifamily, Industrial and Other, 7% U.S., 72% Australia, 10% Europe, 11% Canada, 4% Brazil, 3% Public, 80% Direct, 12% Fund, 8% If BPY acquires 100% of BPO, direct investments would be approximately 60% of invested capital

Industrial KEY FINANCIAL METRICS PROFILE A high quality portfolio of logistics assets operating in North America and Europe $ millions, unless otherwise noted Proportionate basis, unless otherwise noted As at and for the year ending December 31, 2013 NOI $31 FFO $7 Total Assets $893 Equity Attributable to Unitholders $463 Properties2 236 Square Footage2 68M Occupancy 77.3% We have built one of the largest industrial real estate platforms in the U.S. and Europe by acquiring a diversified portfolio of high-quality industrial assets We currently own 68 MSF of premier operating industrial assets and 79 MSF of development potential through well-located sites near major markets and transport routes in North America, Europe, the Middle East and China Recent acquisitions include: Gazeley Limited – best-in-class, U.K. based operator acquired June 2013 Industrial Developments International Inc. (“IDI”) – owner-operator and developer of premier industrial assets in primary U.S. markets, acquired October 20131 SQUARE FOOTAGE BY GEOGRAPHY2 13 (1) IDI was merged with Verde Realty, which we acquired in December 2012 (2) Based on total assets under management. Magna Park Kassel Germany

Multi-family and Other KEY FINANCIAL METRICS PROFILE A diversified portfolio of high-quality assets in the multi-family and hospitality sectors $ millions, unless otherwise noted Proportionate basis, unless otherwise noted As at and for the year ending December 31, 2013 NOI $108 FFO $43 Total Assets $2,453 Equity Attributable to Unitholders $579 Properties (Multi-family)1 86 Multi-family Units1 25,541 Occupancy 94.8% We own a number of high-quality multi-family assets and hotel properties in North America, Europe and Australia Multi-family – Over 25,500 residential apartments throughout North America Investment strategy is focused on acquiring assets with upside potential from investing in capital improvements, typically in markets characterized by higher population and job growth Hospitality – 8 hotels with 7,500 rooms and other assets Includes the Atlantis Paradise Island and Hard Rock Hotel Las Vegas MULTI-FAMILY UNITS BY GEOGRAPHY1 14 (1) Based on total assets under management Atlantis Resort Bahamas

Brookfield Property Partners

Our Development Strategy

- Target selected development projects that offer attractive risk-adjusted returns
  - **Office:** create "best-in-class" new stock in premium locations
  - **Retail:** Convert large-box space into in-line retail; select expansion and renovation to strengthen mall within its market
  - **Industrial:** leverage land bank with fully entitled sites to originate attractive projects with our global customer base
  - **Multifamily:** redevelop well-located, older assets to raise rents and effectively compete with newer product; pursue ground-up development in attractive in-fill locations where existing product trades at prices above replacement cost
- Meet prudent pre-leasing hurdles before commencing development activity
- Seek capital partners on a project-specific basis
- Monetize land parcels or development projects at attractive pricing as appropriate

Total Development / Redevelopment Pipeline

Development	Sq. Ft. (000s)	Proportionate Projected Cost ($ MMs)
Office[1]	18,853	$1,290
Retail[2]	-	80
Industrial	79,000	639
Multi-family[3]	2,706	121
Total	**100,559**	**$2,130**
Re-development		
Office	162	$123
Retail[2]	7,200	482
Industrial	-	-
Multi-family	-	25
Total	**7,362**	**$630**

(1) Proportionate projected cost represents the cost for the platform upon which the 5 MSF Manhattan West development will be constructed (assuming 50% of the total project cost of Manhattan West would add an additional $775 million of proportionate projected cost). Excludes Canary Wharf ($340 million proportionate projected cost)
(2) Assumes 28.1% ownership of GGP
(3) Reflects 2,565 multi-family units in near-term pipeline

BPY has a global development pipeline of over 108 million square feet representing a $2.8 billion potential investment

15

BRAZIL Slowing growth and stubbornly high inflation Opportunities emerging as foreign capital leaves Growth of middle-class fuelling demand UNITED STATES Economic growth accelerating Real estate fundamentals improving at different paces Decreasing distress but still recapitalization opportunities CANADA Commodities-based economy that is stable Sound financial institutions Development and select acquisition opportunities UK & EUROPE Slow growth environment Political situation remains fragile Banking system de-leveraging Opportunistic acquisitions CHINA Opportunities emerging as growth moderates Massive urbanization trend Underserviced logistics sector INDIA Slowing economic growth and high inflation leading to exodus of foreign capital Very favorable long-term demographics AUSTRALIA Commodities-based economy with sound financial institutions Mining investment peaking “Flight to quality” pushing pricing for high-quality assets Development and select acquisition opportunities Our Acquisition Strategy Brookfield has 16,600 employees around the world that provide real-time information and help inform our investment decisions regarding portfolio composition 16

Our Financing Strategy 17 Finance predominantly with non-recourse debt Utilize a modest amount of corporate debt and preferred stock Raise debt financing in local currency with primarily fixed interest rates Seek to ladder maturities to reduce refinancing risk Target a pay-out ratio of 80% of FFO Retain sufficient cash flow for sustaining capital investments Raise third-party capital for acquisitions and large-scale development projects Source lowest cost source of capital to fund growth Sell mature assets with low yields and re-invest proceeds into assets with higher risk adjusted returns Consider issuing equity if expected investment returns exceed our cost of equity Ala Moana Center Honolulu

The BPY Value Proposition

Brookfield Property Partners

Same-Store NOI Growth

Office Lease Spreads	▸ Approximately 11 MSF of expiring space on a proportionate basis between 2014-2019 ▸ Average ~$3 per square foot initial lease spreads between 2014-2019 ▸ 3.3% annual gross rent escalation on ~76% of leases
Retail Lease Spreads	▸ Approximately 13 MSF of expiring space on a proportionate basis between 2014-2019 ▸ Average ~$2 initial lease spreads between 2014-2019 ▸ 2.5% annual gross rent escalation
Office Occupancy	▸ For stabilized portfolio, occupancy currently 96% versus target of 98% ▸ For opportunistic portfolio, occupancy currently 83% versus target of 93%
Retail Occupancy	▸ Occupancy of 96% includes temporary occupancy of 5% ▸ On track to approach over 93% by YE2014

Represents BPY's proportionate share

19

Development and Re-Development Potential BPY has identified 90 million square feet of near-term development and re-development investments, representing $4.0 billion at BPY’s share of cost Expected to generate 8-11% yields over the next five years Existing Development and Re-Development Opportunities (2013 – 2017) Development Redevelopment Incremental NOI from Planned Development1 $270 million $60 million Targeted Pretax Unlevered Returns on Construction Cost 8% to 10% 9% to 11% 20 Represents BPY’s proportionate share with the exception of square footage Net of estimated debt and equity financing (1)

Discount to NAV (%) Dividend Yield (%) Significant upside from narrowing BPY’s discount to intrinsic value as well as to peers 180 bps differential 870 bps differential 1 2 2 Reducing BPY’s Trading Discount 21 (1) Based on Pro Forma IFRS value per unit of $24.17 for BPY, as of December 31, 2013 (2) Source: Capital IQ / SNL

Financial Overview

Brookfield Property Partners

BPY Pro Forma Income Statement by Segment[1]

(US$ Millions)	Twelve months ended December 31, 2013				
	Proportionate[2]				
Unaudited	**Standalone Pro Forma[3]**	**Adjustments For GGP Transaction**	**Pro Forma**	**Adjustments For BPO Transaction**	**Pro Forma**
Net Operating Income					
Office	$ 806	-	$806	$721	$ 1,527
Retail	630	122	752	-	752
Multi-family, Industrial and Other	139	-	139	7	146
Corporate	-	-		-	-
Net Operating Income	$1,575	$122	$1,697	$728	$2,425
Funds from Operations					
Office	$ 339	-	339	$286	$625
Retail	307	62	369	-	369
Multi-family, Industrial and Other	50	-	50	2	52
Corporate	(153)	-	(153)	(46)	(199)
Incremental Management Fee	-	-	-	(38)	(38)
Funds from Operations	$543	$62	$605	$204	$809
Funds from Operations per Unit (US$)	*$1.13*		*$1.12*		*$1.13*
Fully Diluted Funds from Operations[4]					
Funds from Operations	$543	$62	$605	$204	$809
GGP Warrants[5]	18	11	29	-	29
Fully Diluted Funds from Operations	$561	$73	$634	$204	$838
Fully Diluted Funds from Operations per Unit (US$)	*$1.17*		*$1.17*		*$1.17*

(1) Pro forma for BPY's additional $1.4 billion investment in GGP announced Nov 1, 2013.
(2) Proportionate represents interests attributable to BPY based upon its ownership of underlying assets. Proportionate adjustments are made to allocate most of the non-controlling interests of others in consolidated subsidiaries to each of the respective line items. NOI, FFO, and Net Income are presented as those interests attributable to Unitholders.
(3) The standalone pro forma financial results were prepared to give effect as if the acquisition by BPY of Brookfield Asset Management Inc.'s commercial property operations occurred on January 1, 2013.
(4) Assumes GGP warrants are net settled based upon GGP's share price as at quarter end.
(5) Includes dilution adjustments to undiluted Funds from Operations as a result of the net settled warrants

23

Brookfield Property Partners

BPY Pro Forma Balance Sheet by Segment[1]

(US$ Millions)	Twelve months ended December 31, 2013		
		Proportionate [2]	
	Pro Forma	Adjustments	
Unaudited	**GGP Transaction**	**For BPO Transaction [3]**	**Pro Forma**
Assets			
Office	$17,197	$14,721	$31,918
Retail	15,186	-	15,186
Multi-family, Industrial and Other	3,346	137	3,483
Corporate	38	-	38
Total Assets	$35,767	$14,858	$50,625
Liabilities			
Office	$8,984	$8,160	$17,144
Retail	6,910	-	6,910
Multi-family, Industrial and Other	2,243	84	2,327
Corporate	2,335	-	2,335
Acquisition Facility	-	1,808	1,808
Total Liabilities	$20,472	$10,052	$30,524
Non Controlling Interest	$1,671	$1,134	$2,805
Equity Attributable to Unitholders			
Office	$7,201	$5,427	$12,628
Retail	7,704	-	7,704
Multi-family, Industrial and Other	1,042	53	1,095
Corporate	(2,323)	-	(2,323)
Acquisition Facility	-	(1,808)	(1,808)
Total Equity Attributable to Unitholders	$13,624	$3,672	$17,296
Equity Attributable to Unitholders per Unit (US$)	*$25.22*		*$24.17*

(1) Pro forma for BPY's additional $1.4 billion investment in GGP announced Nov 1, 2013

(2) Proportionate represents interests attributable to LP Units and REUs (defined as Redeemable/Exchangeable and special partnership units of the operating partnership). Proportionate adjustments are made to allocate most of the non-controlling interests of others in consolidated subsidiaries to each of the respective line items. Assets, Liabilities and Invested Capital are presented as those interests attributable to LP Units and REU's. The interests attributable to REUs are presented as non-controlling interests in the IFRS balance sheet

(3) Adjustments are based on BPY's proportionate carrying value of BPO

24

25 BPY Proportionate Debt Maturity Schedule Approximately 85% of BPY’s debt is non-recourse Currently 81% of debt is fixed rate debt, inclusive of interest rate swaps

Structure and Governance

Relationship with Brookfield Largest investor with an effective economic interest of approximately 89% (~$12B equity investment) General partner BPY has a board of seven directors, the majority of whom are independent from Brookfield Relationship Agreement BPY is the primary entity through which Brookfield will make its investments in commercial property on a global basis Master Services Agreement Brookfield provides executive oversight of the business Brookfield provides services relating to the origination of acquisitions, financings, business planning, and oversight and supervision of day to day management and administration activities Brookfield is entitled to receive a base management fee, equity enhancement distribution and incentive distributions BPY has a netting agreement whereby any fees paid by subsidiaries are fully-credited against its equity enhancement distributions and incentive distributions Brookfield Property Partners’ Relationship with Brookfield Asset Management 27

Base management fee sized to cover manager’s overhead Equity enhancement and incentive distribution fees reward increase in market capitalization and distribution increases With an ~$12B equity investment, Brookfield’s greatest value driver is to increase returns on BPY’s equity Component Basis Initial Fees Fees if market value & distributions increase by 25% Incremental Value to Brookfield Base Management Fee Fixed amount with inflationary escalation $50m $ 50m None Equity Enhancement Fee 1.25% of increase in market capitalization of BPY over benchmark - $ 38m $ 38m Incentive Distribution Fee 15% of dividends over $1.10 per share 25% of dividends over $1.20 per share - - $ 6m $ 5m $ 6m $ 5m Total Fees Fees as % of Equity Base $ 50m 0.4% $ 99m 0.7% $ 49m +0.3% Equity Value of BPY $ 12.0b $ 15.0b +2.8b Strong Alignment with Brookfield 28 Example if market value and distributions increase by 25%

Attractive Structure Bermuda-based publicly traded partnership that owns holding corporations primarily in the U.S., Canada, Australia, Western Europe and Brazil Committed to structuring our activities to avoid generating income connected with the conduct of a trade or business(1) BPY’s Structure Type of entity Bermuda-based publicly traded partnership UBTI No ECI No U.S. tax slip issued K1 No assurance can be provided that BPY and the operating partnership will be free from UBTI (unrelated business taxable income) or ECI (effectively connected income) in the future. 29

Management Team & Contacts

Investor Relations Contacts Contact Title E-Mail Address Phone Number Ric Clark Chief Executive Officer ric.clark@brookfield.com (212) 417.7063 Brian Kingston President & Chief Investment Officer brian.kingston@brookfield.com (212) 979.1646 John Stinebaugh Chief Financial Officer john.stinebaugh@brookfield.com (212) 417.7293 Melissa Coley Vice President, Investor Relations melissa.coley@brookfield.com (212) 417.7215 31

Brookfield Property Partners Important Cautionary Notes

Important Cautionary Notes All amounts are in U.S. dollars unless otherwise specified. Unless otherwise indicated, the statistical and financial data in this document is presented as of December 31, 2013. All market data in this report is attributable to the following sources: Cushman & Wakefield, CB Richard Ellis, Jones Lang LaSalle, Richards, Barry, Joyce Partners, Delta Associates, CoStar, Colliers, Avison Young, Capital IQ & Green Street Special Note Regarding Forward-looking Statements This presentation contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the Offer will be subject to conditions, which may not be satisfied; if the Offer is not accepted by a sufficient number of BPO common shareholders, some of the benefits to Brookfield Property Partners may not be realized; the length of time necessary to consummate the Offer may be longer than anticipated; BPO shareholders who would like to exchange their common shares for limited partnership units of Brookfield Property Partners may receive cash in lieu of up to 33% of their shares; problems may arise in successfully integrating the business of Brookfield Property Partners and BPO; we may not realize the anticipated synergies and other benefits following the Offer; the Offer may involve unexpected costs; the business of Brookfield Property Partners and BPO may suffer as a result of uncertainty surrounding the offer; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and.33

Important Cautionary Notes 34 market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise. Additional Important Information This document relates, in part, to our previously announced proposal to acquire BPO through a tender offer for any or all of the common shares of BPO that we do not currently own (the “Offer”). We have filed a Registration Statement on Form F-4, a Transaction Statement on Schedule 13e-3 and a Tender Offer Statement on Schedule 14D1-F (collectively, with the accompanying letter of transmittal and related documents, the “Exchange Offer Documents”) with the Securities and Exchange Commission (the “SEC”) in connection with the Offer. The Registration Statement was declared effective on February 11, 2014, and the offer materials have been mailed to BPO shareholders on February 12, 2014. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, any securities, nor is it a substitute for the Exchange Offer Documents. The Offer is being made only through the Exchange Offer Documents. The Exchange Offer Documents have been furnished to or filed with the Canadian securities regulatory authorities and the SEC. Security holders and investors are able to obtain free copies of the Exchange Offer Documents, as well as other filings containing information about us, BPO and the Offer, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com and from us. These documents are also available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at 1-800-732-0330. SECURITY HOLDERS AND INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Brookfield Property Partners 2014